UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ANSWERS CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03662X 10 0
(CUSIP Number)
Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Telephone: (650) 926-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS Redpoint Omega, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,909,092 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,909,092 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,092 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) Includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants issued in connection with the Series A Preferred Stock (the “Class A Warrants”) held by RO LP; (iii) 1,237,727 shares of Common Stock initially issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) held by RO LP; (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants issued in connection with the Series B Preferred Stock (the “Class B Warrants” and, collectively with the Class A Warrants, the “Common Stock Purchase Warrants”) held by RO LP; (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC; (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC; (vii) 35,000 shares of Common Stock initially issuable upon conversion of 1,925 shares of Series B Preferred Stock held by ROA LLC; and (viii) 17,500 shares of Common Stock issuable pursuant to Class B Warrants held by ROA LLC.
(3) This percentage is calculated based upon 7,876,270 shares of the Issuer’s common stock outstanding as of May 5, 2009, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 10, 2009.

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS Redpoint Omega Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,909,092 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,909,092 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,092 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2% (3)

14	TYPE OF REPORTING PERSON

OO
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) Includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants issued in connection with the Series A Preferred Stock (the “Class A Warrants”) held by RO LP; (iii) 1,237,727 shares of Common Stock initially issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) held by RO LP; (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants issued in connection with the Series B Preferred Stock (the “Class B Warrants” and, collectively with the Class A Warrants, the “Common Stock Purchase Warrants”) held by RO LP; (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC; (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC; (vii) 35,000 shares of Common Stock initially issuable upon conversion of 1,925 shares of Series B Preferred Stock held by ROA LLC; and (viii) 17,500 shares of Common Stock issuable pursuant to Class B Warrants held by ROA LLC.
(3) This percentage is calculated based upon 7,876,270 shares of the Issuer’s common stock outstanding as of May 5, 2009, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 10, 2009.

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS Redpoint Omega, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,909,092 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,909,092 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,092 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2% (3)

14	TYPE OF REPORTING PERSON

OO
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) Includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants issued in connection with the Series A Preferred Stock (the “Class A Warrants”) held by RO LP; (iii) 1,237,727 shares of Common Stock initially issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) held by RO LP; (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants issued in connection with the Series B Preferred Stock (the “Class B Warrants” and, collectively with the Class A Warrants, the “Common Stock Purchase Warrants”) held by RO LP; (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC; (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC; (vii) 35,000 shares of Common Stock initially issuable upon conversion of 1,925 shares of Series B Preferred Stock held by ROA LLC; and (viii) 17,500 shares of Common Stock issuable pursuant to Class B Warrants held by ROA LLC.
(3) This percentage is calculated based upon 7,876,270 shares of the Issuer’s common stock outstanding as of May 5, 2009, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 10, 2009.

CUSIP No.	03662X 10 0
Introductory Note: This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2008, as amended on October 30, 2008 (the “Original Schedule 13D”), and is being filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”), to report the issuance of shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) and related common stock purchase warrants (the “Class B Warrants” and, collectively with the Class A Warrants, the “Common Stock Purchase Warrants”) upon the exercise of the Unit Warrants by the Reporting Persons. Except as reflected in this Amendment No. 2, all items of the Original Schedule 13D remain unchanged. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended hereby to add the following paragraph at the end thereof:
The aggregate purchase price of the shares of Series B Preferred Stock and the Class B Warrants issued upon exercise of the Unit Warrants was $7,000,000 and the funds used by the Reporting Persons to acquire the Securities were obtained from capital contributions made by their respective investors.
Item 4. Purpose of Transaction
Item 4 is amended hereby to add the following at the end thereof:
Exercise of the Unit Warrants
On June 10, 2009, the Reporting Persons exercised the Unit Warrants and received an aggregate of 70,000 shares of Series B Preferred Stock (which shares are initially convertible into an aggregate of 1,272,727 shares of Common Stock) and Class B Warrants to purchase an aggregate of 636,364 shares of Common Stock. The exercise price of the Class B Warrants is $6.05 per share, and the Class B Warrants are exercisable from the date of issuance through June 10, 2015. Simultaneously with the exercise of the Unit warrants, and pursuant to the rights of the Series B Holders (as defined below) to designate an additional director to the Issuer’s Board of Directors, the Issuer appointed R. Thomas Dyal, a managing director of RO LLC, a director of Issuer. As a new non-employee director of the Issuer, Mr. Dyal was granted a stock option to purchase 28,700 shares of the Issuer’s Common Stock, with 25% of the shares subject to the option vesting on June 10, 2010 and 1/36th of the remaining shares subject to the option vesting monthly thereafter. The option has an exercise price of $8.20 per share, based on the closing price of the Issuer’s stock on The Nasdaq Capital Market on June 9, 2009.
Conversion of the Series B Preferred Stock
Each share of Series B Preferred has a stated value of $100 per share and is initially convertible into Common Stock at a conversion price of $5.50 per share, such that the Series B Preferred held by the Reporting Persons is initially convertible into an aggregate of 1,272,727 shares of Common Stock. The conversion price of the Series B Preferred is subject to adjustment as set forth in the Series B Certificate of Designations (as defined below), including price-based protection adjustments as summarized below.
If the Issuer, at any time while the Series B Preferred is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any Common Stock or Common Stock equivalents entitling any person to acquire shares of Common Stock, at an effective price per share less than the then effective conversion price of the Series B Preferred, then the conversion price shall be adjusted on a weighted average basis (‘weighted-average antidilution”).
Forced Conversion of the Series B Preferred Stock
Beginning December 10, 2010, provided certain conditions are satisfied, if the closing price of the Common Stock equals an average of $16.50 (subject to adjustment for stock splits, reclassifications, combinations or similar adjustments) per share for the 45 consecutive trading days, and the average daily volume of the Common Stock on The Nasdaq Capital Market is at least $1,000,000 during such measurement period, the Issuer shall have the right to force the Reporting Persons to convert any portion of their shares of Series B Preferred into shares of Common Stock at the then-effective conversion price.

CUSIP No.	03662X 10 0
Redemption of the Series B Preferred Stock
At anytime on or after June 16, 2014, upon written request by the majority of the holders of Series B Preferred, the Issuer shall redeem all or any portion of the then outstanding Series B Preferred, for an amount in cash equal to the sum of (i) 100% of the aggregate Series B Stated Value of the Series B Preferred then outstanding and (ii) accrued but unpaid dividends (to the extent not already included in Series B Stated Value) and (iii) all liquidated damages and other amounts due in respect of the Series B Preferred.
Rights of Holders of Series B Preferred Stock to Participate in Future Financings
At any time while Series B Preferred is outstanding and RO LP and ROA LLC collectively hold a majority of the outstanding Series B Preferred purchased by them, each of RO LP and ROA LLC shall have a right to participate pro rata with respect to the issuance or possible issuance by the Issuer of any future equity or equity-linked securities or debt which is convertible into or exercisable or exchangeable for equity or in which there is an equity component on the same terms and conditions as offered by the Issuer to the other purchasers of such securities.
Registration Rights
The Issuer entered into a registration rights agreement with RO LP and ROA LLC, pursuant to which the Issuer agreed to register with the Securities and Exchange Commission, for resale, among other securities, the common stock underlying the Series B Preferred Stock, the Common Stock issuable upon exercise of the Warrants underlying the Unit Warrants and accrued dividends which could potentially be paid in kind by the Issuer to RO LP and ROA LLC. RO LP and ROA LLC also each received customary piggyback registration rights, which would allow them to include shares of Common Stock underlying the Securities in future registration statements filed by the Issuer, subject to certain exceptions.
Voting Rights of the Series B Preferred Stock
The Series B Preferred Stock votes on an as converted basis with the Issuer’s Common Stock. Additionally, so long as any shares of Series B Preferred Stock are outstanding, the Issuer shall not, without the affirmative vote of the holders of a majority of the shares of the Series B Preferred Stock then outstanding (each holder of Series B Preferred Stock, a “Series B Holder” and collectively, the “Series B Holders”), (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series B Preferred Stock (the “Series B Certificate of Designations”), (whether by merger, consolidation or otherwise), (b) authorize or create any class of stock, including securities exercisable for or convertible into such stock, ranking as to dividends, redemption or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Preferred Stock, (c) amend its certificate of incorporation or other charter documents (whether by merger, consolidation or otherwise) so as to affect adversely any rights of the Series B Holders, (d) increase or decrease the authorized number of shares of Series B Preferred Stock, or (e) enter into any agreement with respect to the foregoing. Additionally, as long as the Series B Holders’ or their affiliates’ beneficial ownership percentage of the Issuer’s Common Stock is at least 19%, the holders of a majority of the outstanding Series B Preferred Stock have the right to appoint an individual to serve as a voting member of the Issuer’s Board of Directors.
Dividends on Series B Preferred Stock
The Series B Preferred Stock will accrue cumulative dividends at a rate of 6% per annum whether or not dividends have been declared by the Board of Directors and whether or not there are profits, surplus or other funds available for the payment of such dividends. Dividends may be payable in kind at the option of the Issuer upon satisfaction of certain conditions.

CUSIP No.	03662X 10 0
Liquidation Preference of Series B Preferred Stock
Upon any Liquidation, the Series B Holders shall be entitled to receive out of the assets of the Issuer, whether such assets are capital or surplus, for each share of Series B Preferred Stock an amount equal to greater of (i) the Series B Stated Value per share plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment shall be made to the holders of any junior securities or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been upon any such Liquidation converted to common stock immediately prior to such Liquidation, in any case, and if the assets of the Issuer shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Series B Holders shall be distributed among the Series B Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.
The foregoing description of the Series B Preferred Stock and the Class B Warrants, as well as the descriptions of such matters throughout this Schedule 13D are qualified in their entirety by reference to the copy of the Series B Certificate of Designations and the form of Class B Warrant, each of which is filed as an exhibit hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 2 is provided as of June 10, 2009:

	Common Stock	Common Stock	Common Stock	Common Stock
	Issuable upon	Issuable upon	Issuable Upon	Issuable Upon				Beneficial
	Conversion of	Conversion of	Exercise of	Conversion and	Shared	Shared		Ownership
Reporting	Series A Preferred	Series B Preferred	Common Stock	Exercise of Securities	Voting	Dispositive	Beneficial	Percentage of
Persons	Stock Held Directly	Stock Held Directly	Purchase Warrants	Held Directly	Power	Power	Ownership	Common Stock

RO LP	1,296,667	1,237,727	1,267,198	3,801,592	3,909,092	3,909,092	3,909,092	33.2%

ROA LLC	36,667	35,000	35,833	107,500	3,909,092	3,909,092	3,909,092	33.2%

RO LLC (1)	0	0	0	0	3,909,092	3,909,092	3,909,092	33.2%

(1)
RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole power to direct the voting and disposition of the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.

Other than under the transactions described above, no transactions in the Common Stock of the Issuer have been effected by the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the individuals listed on Schedule 1, during the past 60 days.
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
A.	Joint Filing Statement

B.	Securities Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

C.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

D.	Warrant Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

E.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

F.	Registration Rights Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

G.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 15, 2009)

H.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series B Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 15, 2009)

CUSIP No.	03662X 10 0
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2009

REDPOINT OMEGA, L.P.

By:	Redpoint Omega, LLC
Its:	General Partner

By:	/s/ W. Allen Beasley
Name: W. Allen Beasley
Managing Director

REDPOINT OMEGA ASSOCIATES, LLC

By:	/s/ W. Allen Beasley
Name: W. Allen Beasley
Manager

REDPOINT OMEGA, LLC

By:	/s/ W. Allen Beasley
Name: W. Allen Beasley
Managing Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	03662X 10 0
EXHIBIT INDEX
A.	Joint Filing Statement

B.	Securities Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

C.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

D.	Warrant Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

E.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

F.	Registration Rights Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

G.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 15, 2009)

H.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series B Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 15, 2009)